

January 25, 2013

<u>Via E-mail</u>
Michael T. Kirshbaum
Chief Financial Officer and Treasurer
The Advisory Board Company
2445 M Street, NW
Washington, DC 20037

> **Re: The Advisory Board Company**
> **Form 10-K**
> **Filed May 30, 2012**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended March 31, 2012</u>

<u>Financial Statements</u>

<u>Note 3. Acquisitions, page 49</u>

1. Please tell us how you considered the guidance in ASC Topics 805-10-55-24 through 55-25 in determining that contingent consideration payable to the predecessor owners of acquired businesses should be treated as a part of the purchase price.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>

<u>Financial Statements</u>

<u>Note 7. Noncontrolling interests, page 8</u>

2. Please provide us with more detail regarding your accounting for redeemable noncontrolling interests issued during July 2012. In your response, tell us how you determined it was appropriate to record the noncontrolling interests at the initial fair value of $0.1 million without any subsequent adjustment. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant